Exhibit 12
AIR PRODUCTS AND CHEMICALS, INC., AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Nine Months Ended
	30 June	Year Ended 30 September
(Millions of dollars, except ratios)	2018	2017	2016	2015	2014

Earnings:
Income from continuing operations(1)	$1,031.0	$1,155.2	$1,122.0	$965.9	$691.0
Add (deduct):
Provision for income taxes	455.1	260.9	432.6	300.2	258.1
Fixed charges, excluding capitalized interest	106.7	134.4	129.7	118.3	141.8
Capitalized interest amortized during the period	4.9	8.2	9.7	9.8	8.7
Undistributed earnings of equity investees(2)	(27.7)	(60.1)	(51.1)	(101.8)	(74.9)
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(9.7)	(3.1)	(2.6)	(3.0)	(2.8)
Earnings, as adjusted	$1,560.3	$1,495.5	$1,640.3	$1,289.4	$1,021.9

Fixed Charges:
Interest on indebtedness, including capital lease obligations	$92.2	$114.9	$109.0	$95.3	$121.2
Capitalized interest	14.3	19.0	32.9	49.1	33.0
Amortization of debt discount/premium and expense	2.9	5.7	6.5	8.2	3.9
Portion of rents under operating leases representative of the interest factor	11.6	13.8	14.2	14.8	16.7
Fixed charges(3)	$121.0	$153.4	$162.6	$167.4	$174.8

Ratio of Earnings to Fixed Charges(4)	12.9	9.7	10.1	7.7	5.8

(1)
Income from continuing operations reflects the amount presented on our consolidated income statements and is after-tax and inclusive of income attributable to noncontrolling interests and equity affiliates' income. Fiscal year 2018 includes a net income tax expense of $239.0 resulting from the U.S. Tax Cuts and Jobs Act of which $206.5 impacted our income tax provision and $32.5 impacted equity affiliates' income. Fiscal year 2017 includes business restructuring and cost reduction actions of $151.4 ($109.3 attributable to Air Products, after-tax) and a goodwill and intangible asset impairment charge of $162.1 ($154.1 attributable to Air Products, after-tax). Fiscal year 2015 includes business restructuring and cost reduction actions of $180.1 ($132.9 after-tax). Fiscal year 2014 includes a goodwill and intangible asset impairment charge of $310.1 ($275.1 attributable to Air Products, after-tax).

(2)
Fiscal year 2018 includes $32.5 of expense resulting from the U.S. Tax Cuts and Jobs Act. Fiscal year 2017 does not adjust for the impact of an other-than-temporary impairment of our investment in an equity affiliate.

(3)
We are party to certain debt guarantees of equity affiliates. Since we have not been required to satisfy the guarantees, nor is it probable that we will, interest expense related to the guaranteed debt is not included in fixed charges.

(4)
The ratio of earnings to fixed charges is determined by dividing earnings, as adjusted, by fixed charges. Fixed charges consist of interest on all indebtedness (continued and discontinued operations) plus that portion of operating lease rentals representative of the interest factor (deemed to be 21% of operating lease rentals).